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                                                                      Exhibit 99

                                                                   PRESS RELEASE
                                                                OCTOBER 30, 1997

                    THE O'GARA COMPANY ANNOUNCES AGREEMENT
                    IN PRINCIPAL TO ACQUIRE TWO COMPANIES


        FAIRFIELD, Ohio.  October 30, 1997. The O'Gara Company (Nasdaq-NNM:
OGAR) today announced that its wholly owned subsidiary O'Gara Security International, Inc. (OSI) has entered into a letter of intent to acquire all of the capital stock of Imea, a Russian company, and substantially all of the assets of Acorn Communications Group, Inc. (Acorn), a Massachusetts company, for $3.1 million consisting of $2.5 million in common stock of The O'Gara Company, $0.5 million in cash at closing, and 0.1 million payable over six months commencing January 1, 1998. The transactions, subject to completion of due diligence and execution of definitive agreements, are expected to close early in December.

        Imea and Acorn are engaged in the business of selling cash-in-transit
(CIT) vehicles and other commercial bank equipment such as safes, money counters, and counterfeit detectors throughout Russia. Imea recently began producing (armoring) its own CIT vehicle based on a Russian patent which allows the conversion of a Ford F-150 chassis into a CIT vehicle. Imea operates from two locations in Moscow, including a manufacturing and service facility.
Acorn, with an office in Newton, MA, conducts most of its business through its representative office in Moscow.

        Michael Dubinsky, founder and controlling shareholder of both companies, will enter into employment and non-competition contracts with OSI. An important consideration for OSI in making this acquisition was securing experienced senior management for its growing Russian business. In the aggregate, Imea and Acorn had sales of approximately $8.0 million in 1996 and are profitable.

        Commenting on the transaction, Bill T. O'Gara, Chief Executive Officer of The O'Gara Company, stated, "We are very excited about this transaction. It provides us with the management experience lacking in our Russian OSI office since the untimely passing of Steve Vasko in June. Additionally, the transaction provides us with an increased product base, a manufacturing facility and trained technicians as well as access to customer lists that should prove beneficial to our security systems integration business."

        The O'Gara Company is a worldwide integrated security company with three business lines: security hardware products, security systems integration, and security services. The Security Hardware Products Group markets all of the Company's armoring products, including ballistic and blast protected armoring systems for military and commercial vehicles, aircraft and missile components. The Security Systems Integration Group offers planning, design, and hardware and software integration services which are customized to meet specific satellite

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communications or site protection needs of customers.  The Security Services
Group offers security-related services such as advanced driver training, background clearances, business intelligence, country-risk assessments, forensic auditing, force protection consulting and private security agent training.

     With headquarters in Fairfield, Ohio, USA, near Cincinnati, The O'Gara Company has manufacturing facilities in Fairfield, Ohio; Sao Paulo, Brazil; Lamballe, France; Torino, Italy; Mexico City, Mexico; Subic Bay, The Philippines; and St. Petersburg, Russia. The company has additional offices in Los Angeles, California; Washington, D.C.; Salisbury, England; Paris, France; Nairobi, Kenya; Deer Park, New York; Moscow, Russia; and Geneva, Switzerland.

CONTACT: Bill T. O'Gara, Chief Executive Officer, The O'Gara Company,
(513) 874-2112